EXHIBIT 99.5
EMULEX CORPORATION
3333 Susan Street
Costa Mesa, California 92626
May 1, 2006
Dear [OPTIONHOLDER NAME]
As you are probably aware, on May 1, 2006, Emulex Corporation completed the acquisition of Aarohi Communications, Inc. by way of a merger transaction (the “Merger”) pursuant to the terms of an Agreement and Plan of Merger dated April 18, 2006.
Pursuant to the terms of the Merger, each outstanding option to purchase shares of Aarohi common stock, whether vested or unvested, was assumed by Emulex and converted into an option to acquire shares of Emulex common stock on substantially the same terms and conditions as were applicable under the Aarohi stock option; including the termination provisions thereof. The vesting schedule with respect to the assumed options will remain unchanged.
As a result of the Merger, your Aarohi stock options have been converted into options to acquire Emulex common stock. The conversion ratio is 0.01498 Emulex option shares for each Aarohi option share. For example, if you held an option to acquire 10,000 shares of Aarohi common stock at an exercise price of $0.07 per share, that option would convert into an option to purchase 149 shares of Emulex common stock (10,000 x 0.01498) at a purchase price of $4.67 per share ($0.07 / 0.01498).
The following table summarizes the Aarohi stock options held by you immediately prior to the Merger and shows the amount of Emulex stock options held by you as a result of the conversion of the Aarohi stock options as well as the portion of such options that are currently vested.

Aarohi Stock Options			Emulex Converted Stock Options
Original	No. of	Original	New	New No. of	New	No. of
Date of	Options	Exercise	Option	Options	Exercise	Options
Grant	Outstanding	Price	No.	Outstanding	Price	Vested

     Any communication or notice required or permitted to be given by you pursuant to the terms of your option, including any notice of exercise thereof, shall be delivered in writing to the following address:
Emulex Corporation
3333 Susan Street
Costa Mesa, California 92626
Attention: Kathy Cole
Telephone: (714) 885-3685
Telecopier: (714) 641-0172
Please indicate your receipt of this letter and the acceptance of your converted option by signing where indicated below and returning a signed copy of the document to Kathy Cole.
Sincerely,

Paul F. Folino
Chairman and Chief Executive Officer

AGREED TO AND ACCEPTED AS OF
MAY 1, 2006

[NAME OF OPTION HOLDER]